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                                                                 Exhibit 99(a)
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NEWS RELEASE

For More
Information     Stephen A. Van Oss
Contact:

News Release No. 94-17
Release Date:   November 17, 1994

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     Reliance Electric, General Signal and Rockwell Agree to Grace Period
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Cleveland, Ohio - November 17, 1994 - Reliance Electric Company (NYSE:REE)
announced today that it has entered into an agreeement with General Signal Corporation (NYSE:GSX) and Rockwell International Corporation (NYSE:ROK) that will permit Reliance to discuss the terms of a business combination with Rockwell. The agreement gives Reliance until noon on Monday November 21, 1994 to negotiate with Rockwell, and gives Reliance a right to terminate its merger agreement with General Signal if Reliance reaches an agreement with Rockwell and pays Genaral Signal a $50 million termination fee and $5.15 million in expenses. If no arrangement is reached with Rockwell on or before November 21, 1994, the Reliance/General Signal merger agreement shall remain in full force and effect. The agreement also provides for mutual releases among Reliance, General Signal and Rockwell upon any execution of a merger agreement between Rockwell and Reliance.

If an agreement between Reliance and Rockwell is reached and prior to April 1, 1995, Rockwell has neither purchased shares of Reliance stock pursuant to a tender offer nor effected a business combination with Reliance, Reliance and General Signal will re-execute the merger agreement and General Signal will repay to Reliance the $50 million termination fee and $5.15 million in expenses, and then proceed to obtain shareholder approval of the merger.

John C. Morley, President and Chief Executive Officer of Reliance said, "While our Board of Directors has made no decision to sell Reliance, the Board has a duty to examine all proposals the Company receives. Accordingly, we appreciate the constructive approach General Signal has taken in permitting Reliance to explore with Rockwell their latest acquisition proposal. We are making arrangements to meet promptly with Rockwell's representatives. There can be no assurance that any agreement acceptable to the Reliance Board will be reached with Rockwell. The Reliance Board continues to believe the General Signal merger provides an attractive transaction for Reliance shareholders and if agreement cannot be reached with Rockwell, we will proceed with great optimism to build value for our shareholders through the General Signal merger."